Exhibit 99.1

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

The following is unaudited consolidated financial information for our subsidiary, The Rouse Company L.L.C. (“TRCLLC”), as of September 30, 2011 and December 31, 2010 and for the nine months ended September 30, 2011 and 2010.

TRCLLC (also, the “Successor”, “we” or “us”) is a Delaware limited liability company, formed on November 9, 2010 (the “Effective Date”) through voluntary conversion of The Rouse Company Limited Partnership (“TRCLP” or the “Predecessor”) into a limited liability company. TRCLLC is a subsidiary of General Growth Properties, Inc. (“GGP” or the “Company”), a Delaware corporation, formerly known as New GGP, Inc., which was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a “REIT”.

Reorganization under Chapter 11 and the Plan

GGP and certain of its domestic subsidiaries, including TRCLP and certain of its subsidiaries, had filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the Southern District of New York (the “Bankruptcy Court”) on April 16, 2009 (the “Petition Date”) and emerged from bankruptcy, pursuant to a plan of reorganization (the “Plan”) on November 9, 2010 (the “Effective Date”) as described below.  On April 22, 2009, certain additional domestic subsidiaries (collectively with the subsidiaries filing on the Petition Date and the Predecessor, the “Debtors”) of the Predecessor also filed voluntary petitions for relief in the Bankruptcy Court (collectively, the “Chapter 11 Cases”).

On August 17, 2010, GGP filed with the Bankruptcy Court its third amended and restated disclosure statement and the plan of reorganization, supplemented on September 30, 2010 and October 21, 2010 for the remaining Debtors in the Chapter 11 Cases. Prior to the Effective Date, approximately 262 Debtors had emerged from bankruptcy during 2010 and 2009.  On October 21, 2010, the Bankruptcy Court entered an order confirming the Plan.  Pursuant to the Plan, on the Effective Date, the Predecessor merged with a wholly-owned subsidiary of New GGP, Inc. and New GGP, Inc. was renamed General Growth Properties, Inc.  Also pursuant to the Plan, prepetition creditor claims were satisfied in full and equity holders received newly issued common stock in New GGP, Inc. and in The Howard Hughes Corporation, a newly formed real estate company (“HHC”).

The Plan was based on the agreements (collectively, as amended and restated, the “Investment Agreements”) with REP Investments LLC, an affiliate of Brookfield Asset Management Inc. (the “Brookfield Investor”), an affiliate of Fairholme Funds, Inc. (“Fairholme”) and an affiliate of Pershing Square Capital Management, L.P. (“Pershing Square” and together with the Brookfield Investor and Fairholme, the “Plan Sponsors”), pursuant to which the Predecessor would be divided into two companies, New GGP, Inc. and HHC, and the Plan Sponsors would invest in the Company’s standalone emergence plan.  In addition, the Predecessor entered into an investment agreement with Teachers Retirement System of Texas (“Texas Teachers”).  The Plan Sponsors also entered into an agreement with affiliates of the Blackstone Group (“Blackstone”) whereby Blackstone subscribed for equity in New GGP and HHC.

The structure of the Plan Sponsors’ investments triggered the application of the acquisition method of accounting, as the Plan and the consummation of the Investment Agreements and the Texas Teachers investment agreement constituted a ‘‘transaction or event in which an acquirer obtains control of one or more businesses’’ or a ‘‘business combination’’ requiring such application. New GGP, Inc. was the acquirer that obtained control as it obtained all of the common stock of the Predecessor (a business for purposes of applying the acquisition method of accounting) in exchange for issuing its stock to the Predecessor common stockholders on a one-for-one basis (excluding fractional shares).   As TRCLLC is a subsidiary of GGP, the effects of the acquisition method of accounting have been applied at the Effective Date and, therefore, the Consolidated Balance Sheets for TRCLLC as of September 30, 2011 and December 31, 2010, the Consolidated Statement of Income and Comprehensive Income for the three and nine months ended September 30, 2011 and the Consolidated Statement of Equity and the Consolidated Statement of Cash Flows for the nine months ended September 30, 2011 reflect the revaluation of the Predecessor’s assets and liabilities to fair value as of the Effective Date.

Pursuant to the Plan, prior to the Effective Date, TRCLP distributed the HHC Properties it indirectly owned to GGP to facilitate the HHC distribution described above.  In addition, TRCLP distributed various operating properties including a private REIT that owned a noncontrolling interest in GGPLP L.L.C. to GGP.  The operations of these properties have been reported in the Predecessor periods as discontinued operations in the Consolidated Statements of Income and Comprehensive Income.

Prior to the Effective Date, through a series of transactions, GGP contributed properties into TRCLP.  In accordance with generally accepted accounting principles (“GAAP”) guidance established for mergers involving affiliates under common control, the financial statements of the Predecessor have been recast to include the results of these properties for all periods presented, similar to a pooling of interests.

On June 1, 2011, through a series of transactions, GGP contributed additional properties into TRCLLC.  In accordance with generally accepted accounting principles (“GAAP”) guidance established for mergers involving affiliates under common control, the financial statements of the Predecessor and Successor have been recast to include the results of these properties for all periods presented, similar to a pooling of interests.

On June 1, 2011, TRCLLC distributed various operating properties to GGP.  The operations of these properties have been reported in the Predecessor and Successor periods as discontinued operations in the Consolidated Statements of Income and Comprehensive Income.

Claims resolution process

As permitted under the bankruptcy process, the Debtors’ creditors filed proofs of claim with the Bankruptcy Court. Through the claims resolution process, the Bankruptcy Court disallowed many claims for various reasons, including claims that were duplicative, amended or superseded by later filed claims, were without merit, or were otherwise overstated. Throughout the Chapter 11 proceedings, the Company resolved many other claims through settlement. The Company has since settled or otherwise resolved substantially all of the claims asserted against it in the bankruptcy proceedings, and substantially all claims have been paid or transferred in the ordinary course of business as of September 30, 2011.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRCLLC, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner’s ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as a permanent element of capital. All significant intercompany balances and transactions have been eliminated.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim period ended September 30, 2011 are not necessarily indicative of the results to be obtained for the full fiscal year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  For example, significant estimates and assumptions have been made with respect to fair values of assets and liabilities for purposes of applying the acquisition method of accounting, the useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions and impairment of long-lived assets.  Actual results could differ from these and other estimates.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of TRCLLC’s financial condition and results of operations and require management to make difficult, complex or subjective judgments.  Our critical accounting policies for the fiscal year ended December 31, 2010 have not changed during the nine months ended September 30, 2011.

MANAGEMENT’S DISCUSSION OF TRCLLC OPERATIONS AND LIQUIDITY

Revenues

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) decreased by $5.7 million in the first nine months of 2011 as compared to the first nine months of 2010 primarily as a result of an increase in amortization expense related to above and below market leases due to the application of acquisition accounting in the fourth quarter of 2010.

Operating expenses

Operating expenses increased by $86.1 million primarily due to a $78.7 million increase in depreciation and amortization as a result of the step-up in basis of our assets due to the application of acquisition accounting in the fourth quarter of 2010.

Interest Expense

Interest expense decreased by $73.2 million as compared to the first nine months of 2010 primarily due to a $31.7 million decrease in bond interest expense relating to the pay down of $595.0 million of bond principal on the Effective Date and a $28.0 million decrease in market rate amortization.

Equity in Income of Unconsolidated Real Estate Affiliates

The decrease in equity in income of Unconsolidated Real Estate Affiliates for the nine months ended September 30, 2011 was primarily due to an increase in depreciation and amortization of the step-up in basis of our investment in and loans to / from Unconsolidated Real Estate Affiliates due to the application of acquisition accounting in the fourth quarter of 2010 of approximately $18.0 million.  In addition, the decrease is partially due to our investment in the Brazilian joint venture, Aliansce Shopping Centers S.A. (“Aliansce”), in which we recorded a $9.7 million gain in the nine months ended September 30, 2010 as a result of Aliansce’s initial public offering of its common shares on the Brazilian Stock Exchange.

Reorganization Items

Reorganization items are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the Consolidated Statements of Income and Comprehensive Income of the Predecessor. Reorganization items include legal fees, professional fees and similar types of expenses, resulting from activities of the reorganization process, gains on liabilities subject to compromise directly related to the Chapter 11 Cases, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 Cases.

Cash position and liquidity at September 30, 2011

TRCLLC’s cash and cash equivalents decreased $520.6 million to $383.0 million as of September 30, 2011. The cash position of TRCLLC is largely determined at any point in time by the relative short-term demands for cash by TRCLLC and GGP.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2011	2010
	(In thousands)
Assets:
Investment in real estate:
Land	$1,102,497	$1,171,155
Buildings and equipment	5,528,435	6,128,614
Less accumulated depreciation	(234,936)	(42,521)
Developments in progress	53,797	39,330
Net property and equipment	6,449,793	7,296,578
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,738,128	1,825,367
Net investment in real estate	8,187,921	9,121,945
Cash and cash equivalents	383,040	903,630
Accounts and notes receivable, net	46,764	26,696
Deferred expenses, net	50,644	59,191
Prepaid expenses and other assets	499,778	719,909
Assets held for disposition, net	159,611	—
Total assets	$9,327,758	$10,831,371

Liabilities and Equity:

Mortgages, notes and loans payable	$5,102,028	$5,602,869
Accounts payable and accrued expenses	420,744	523,276
Liabilities held for disposition, net	116,435	—
Total liabilities	5,639,207	6,126,145

Commitments and Contingencies	—	—

Capital:
Members’ capital	6,988,732	7,496,627
Receivable from General Growth Properties, Inc.	(3,277,510)	(2,812,817)
Accumulated other comprehensive income	(42,981)	—
Members’ capital attributable to General Growth Properties, Inc.	3,668,241	4,683,810
Noncontrolling interests in Consolidated Real Estate Affiliates	20,310	21,416
Total capital	3,688,551	4,705,226
Total liabilities and capital	$9,327,758	$10,831,371

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	Successor	Predecessor
	Nine Months Ended September 30,
	2011	2010
	(In thousands)
Revenues:
Minimum rents	$368,904	$377,609
Tenant recoveries	185,535	183,193
Overage rents	6,527	5,847
Other	13,236	13,158
Total revenues	574,202	579,807
Expenses:
Real estate taxes	61,168	60,766
Property maintenance costs	23,401	20,874
Marketing	5,879	5,604
Other property operating costs	102,819	98,352
(Recovery of) provision for doubtful accounts	(1,333)	3,619
Property management and other costs	38,232	22,431
Provisions for impairment	—	11,063
Depreciation and amortization	220,902	142,244
Total expenses	451,068	364,953
Operating income	123,134	214,854

Interest income	644	252
Interest expense	(199,563)	(272,771)
Loss before income taxes, noncontrolling interests, equity in income of Unconsolidated Real Estate Affiliates and reorganization items	(75,785)	(57,665)
Provision for income taxes	(897)	(839)
Equity in income of Unconsolidated Real Estate Affiliates	10,694	45,184
Reorganization items	—	(7,178)
Loss from continuing operations	(65,988)	(20,498)
Discontinued operations	7,009	83,133
Net (loss) income	(58,979)	62,635
Allocation to noncontrolling interests	961	(166)
Net (loss) income attributable to General Growth Properties, Inc.	$(58,018)	$62,469

Comprehensive (loss) income:
Net (loss) income	$(58,979)	$62,635
Other comprehensive income (loss):
Foreign currency translation	(42,981)	6,651
Other comprehensive (loss) income	(101,960)	69,286
Comprehensive income allocated to noncontrolling interests	961	(166)
Comprehensive (loss) income, net attributable to General Growth Properties, Inc.	$(100,999)	$69,120

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CAPITAL

(UNAUDITED)

	Members’ Capital	Accumulated other comprehensive income (loss)	Receivable from General Growth Properties, Inc.	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Capital
	(In thousands)
Predecessor
Balance at January 1, 2010 (Predecessor)	$10,005,030	$42,438	$(4,943,984)	$20,719	$5,124,203

Net income	62,469	—	—	166	62,635
Receivable from General Growth Properties, Inc.	—	—	(209,771)	—	(209,771)
Other comprehensive loss	—	6,651	—	—	6,651
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	(119)	—	—	(543)	(662)
Balance at September 30, 2010 (Predecessor)	$10,067,380	$49,089	$(5,153,755)	$20,342	$4,983,056

Successor
Balance at January 1, 2011 (Successor)	$7,496,627	$—	$(2,812,817)	$21,416	$4,705,226

Net loss	(58,018)	—	—	(961)	(58,979)
Other comprehensive income	—	(42,981)	—	—	(42,981)
Receivable from General Growth Properties, Inc.	—	—	(524,548)	—	(524,548)
Distributions to General Growth Properties, Inc.	(449,877)	—	59,855	—	(390,022)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	(145)	(145)
Balance at September 30, 2011 (Successor)	$6,988,732	$(42,981)	$(3,277,510)	$20,310	$3,688,551

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Successor	Predecessor
	Nine Months Ended September 30
	2011	2010
	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(58,979)	$62,635
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in loss of Unconsolidated Real Estate Affiliates	(5,669)	(53,733)
Provision for doubtful accounts	(660)	8,157
Distributions received from Unconsolidated Real Estate Affiliates	11,172	42,299
Depreciation	222,952	297,327
Amortization	10,029	18,442
Amortization of deferred financing costs	55	5,690
(Accretion) amortization of debt market rate adjustments	(37,152)	11,352
Amortization of intangibles other than in-place leases	26,294	5,877
Straight-line rent amortization	(22,934)	(17,403)
Provisions for impairment	—	14,166
Land development and acquisition expenditures	—	(53,540)
Cost of land sales	—	7,089
Net gain on dispositions	1,496	—
Deferred income taxes	—	(13,927)
Decrease (increase) in restricted cash	340	(7,917)
Reorganization items - finance costs related to emerged entities	—	79,490
Non-cash reorganization items	—	(125,509)
Net changes:
Accounts and notes receivable	(142)	28,258
Prepaid expenses, deferred expenses and other assets	(4,185)	6,859
Accounts payable and accrued expenses	38,515	151,516
Other, net	4	61
Net cash provided by operating activities	181,136	467,189

Cash flows from investing activities:
Development of real estate and property additions/improvements	(75,370)	(106,836)
Proceeds from sales of investment properties	131,859	1,669
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	37,483	97,306
Increase in investments in Unconsolidated Real Estate Affiliates	(18,503)	(21,640)
Decrease (increase) in restricted cash	3,681	(7,702)
Other, net	82	4,106
Net cash provided by (used in) investing activities	79,232	(33,097)

Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	141,738	—
Principal payments on mortgages, notes and loans payable	(391,139)	(150,171)
Advances to General Growth Properties, Inc.	(524,548)	(209,771)
Distributions to noncontrolling interests	(145)	(688)
Contributions from noncontrolling interests	—	26
Finance costs related to emerged entities	—	(79,490)
Deferred financing costs	(6,864)	(202)
Other, net	—	1,405
Net cash used in financing activities	(780,958)	(438,891)

Net change in cash and cash equivalents	(520,590)	(4,799)
Cash and cash equivalents at beginning of period	903,630	49,817
Cash and cash equivalents at end of period	$383,040	$45,018

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(UNAUDITED)

	Successor	Predecessor
	Nine Months Ended September 30
	2011	2010
	(In thousands)
Supplemental disclosure of cash flow information:

Interest paid	$206,395	$376,105
Interest capitalized	607	29,963
Income taxes paid	935	1,339
Reorganization items paid	3,089	79,490
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$1,053	$(31,825)
Change in deferred contingent property acquisition liabilities	—	(161,623)
Debt market rate adjustments related to emerged entities	—	128,790